NEWS RELEASE

EMX Royalty Announces Results of AGM, Grant of Annual Stock Options and RSU’s

Vancouver, British Columbia, June 6, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 5, 2019. Davidson & Company LLP, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year. Shareholders also voted in favour of setting the number of directors at five and the following incumbent directors were re-elected: David Cole, Michael Winn, Brian Bayley, Brian Levet and Larry Okada. In addition, shareholders approved the renewal of the Company’s rolling stock option plan (the “Plan”).

In accordance with the Plan, the Company has granted to officers, directors, employees and consultants of the Company an aggregate of 1,580,000 incentive stock options (the “Options”). The Options are exercisable for a period of five years, at a price of $1.70 per share, being the closing price of the EMX’s common shares on the TSX Venture Exchange on June 5, 2019.

The Company has also granted Short Term Incentive Plan RSU’s through the issuance of an aggregate of 242,106 common shares to various officers, employees and consultants, subject to any applicable stock exchange approvals and vesting requirements.

The option grant and RSU grant are the result of the Company's annual compensation review for 2018.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to the risks inherent to operating companies. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email:SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may inclu de, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward -looking statements listed in the Company’s MD&A for the quarter that ended on March 31, 2019 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com